16005099

No Act
9/19/16
PJ

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Received SEC
OCT 07 2016
Washington, DC 20549

October 7, 2016

Act: 1934
Section:
Rule: 14a-8 (OD5)
Public
Availability: 10-7-16

Martin P. Dunn
Morrison & Foerster LLP
mdunn@mofo.com

Re: Walgreens Boots Alliance, Inc.
Incoming letter dated September 19, 2016

Dear Mr. Dunn:

This is in response to your letter dated September 19, 2016 concerning the shareholder proposal submitted to Walgreens Boots Alliance by Kenneth Steiner. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Senior Special Counsel

Enclosure

cc: John Chevedden
FISMA & OMB Memorandum M-07-16

October 7, 2016

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Walgreens Boots Alliance, Inc.
Incoming letter dated September 19, 2016

The proposal provides that "[b]efore the board takes any action whose primary purpose is to prevent the effectiveness of shareholder vote, it shall make a determination as to whether there is a compelling justification for such action."

There appears to be some basis for your view that Walgreens Boots Alliance may exclude the proposal under rule 14a-8(i)(3), as vague and indefinite. We note in particular your view that, in applying this particular proposal to Walgreens Boots Alliance, neither shareholders nor the company would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires. Accordingly, we will not recommend enforcement action to the Commission if Walgreens Boots Alliance omits the proposal from its proxy materials in reliance on rule 14a-8(i)(3). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which Walgreens Boots Alliance relies.

Sincerely,

Evan S. Jacobson
Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the company in support of its intention to exclude the proposal from the company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes and rules administered by the Commission, including arguments as to whether or not activities proposed to be taken would violate the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversarial procedure.

It is important to note that the staff's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly, a discretionary determination not to recommend or take Commission enforcement action does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the company's management omit the proposal from the company's proxy materials.

MORRISON | FOERSTER

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MDunn@mofo.com

1934 Act/Rule 14a-8

September 19, 2016

VIA E-MAIL ***(shareholderproposals@sec.gov)***

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: Walgreens Boots Alliance, Inc.
Stockholder Submission of Kenneth Steiner

Dear Ladies and Gentlemen:

We submit this letter on behalf of our client Walgreens Boots Alliance, Inc., a Delaware corporation (the "***Company***"), which requests confirmation that the staff (the "***Staff***") of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the "***Commission***") will not recommend enforcement action to the Commission if, in reliance on Rule 14a-8 under the Securities Exchange Act of 1934 (the "***Exchange Act***"), the Company omits the enclosed stockholder submission (the "***Submission***") and supporting statement (the "***Supporting Statement***") submitted by Kenneth Steiner (the "***Proponent***") from the Company's proxy materials for its 2017 Annual Meeting of Stockholders (the "***2017 Proxy Materials***").

Pursuant to Rule 14a-8(j) under the Exchange Act, we have:

- filed this letter with the Commission no later than eighty (80) calendar days before the Company intends to file its definitive 2017 Proxy Materials with the Commission; and

- concurrently sent copies of this correspondence to the proponent's representative, John Chevedden (the "***Proponent's Representative***").

Copies of the Submission and Supporting Statement, the Proponent's cover letter submitting the Submission, and other correspondence relating to the Submission are attached hereto as Exhibit A.

Pursuant to the guidance provided in Section F of Staff Legal Bulletin 14F (Oct. 18, 2011), we ask that the Staff provide its response to this request to Martin Dunn, on behalf of the Company, via email at mdunn@mofo.com or via facsimile at (202) 887-0763, and to John Chevedden, the Proponent's Representative, via email ~~at~~FISMA & OMB MEMORANDUN M-07-16***

I. PROCEDURAL HISTORY

August 10, 2016	The Proponent's Representative emails the Submission, dated August 4, 2016, to the Company.
August 18, 2016	After confirming that the Proponent was not a stockholder of record, the Company notifies the Proponent's Representative via email[1] of the requirements of Rule 14a-8(a) and (b), its view that the Submission failed to meet the requirements of these paragraphs of the rule, and the requirement that those deficiencies be cured within 14 days of receipt of the Company's notice. *See* Exhibit B.
August 30, 2016	The Proponent's Representative emails to the Company a letter dated August 25, 2016 addressed from TD Ameritrade to the Proponent indicating the Proponent's ownership in the Company's common stock. *See* Exhibit C.
September 1, 2016	The 14-day deadline for responding to the Company's notice passes without the Proponent submitting any revisions of the Submission to the Company.

II. THE SUBMISSION

The Submission and Supporting Statement read as follows:

[1] The Company also sent the Notice of Deficiency (as defined below) with overnight delivery via UPS. However, the Proponent's Representative declined to accept the UPS delivery. As the Notice of Deficiency was also delivered to the Proponent's Representative via email and receipt was immediate, the Company timely delivered the Notice of Deficiency to the Proponent, satisfying its obligations under Rule 14a-8(f)(l).

"RESOLVED: *Before the board takes any action whose primary purpose is to prevent the effectiveness of shareholder vote, it shall make a determination as to whether there is a compelling justification for such action.*

SUPPORTING STATEMENT

Almost thirty years ago, the Delaware Chancery Court ruled that actions that have an adverse impact on the right of shareholders to vote are presumptively invalid.

In Aprahamian v. HBO & Co., *531 A.2d 1204, (Del. Ch. 1987), the Court said this: The corporate election process, if it is to have any validity, must be conducted with scrupulous fairness and without any advantage being conferred or denied to any candidate or slate of candidates. In the interests of corporate democracy, those in charge of the election machinery of a corporation must be held to the highest standards in providing for and conducting corporate elections.*

Just one year later, in Blasius Industries, Inc. v. Atlas Corp., *564 A.2d 651 (Del. Ch., 1988), the Chancery Court made it clear that a board cannot rely solely on its business judgment if takes an action for the primary purpose of preventing the effectiveness of a shareholder vote. Rather, the board must have a compelling justification. The Court explained:*

The shareholder franchise is the ideological underpinning upon which the legitimacy of directorial power rests .... Action designed principally to interfere with the effectiveness of a vote inevitably involves a conflict between the board and a shareholder majority .... [I]n such a case, the board bears the heavy burden of demonstrating a compelling justification for such action.

Unfortunately, some boards of directors still do things that undermine the shareholder franchise. For example, many boards have adopted complex advance notice bylaws that require a shareholder seeking to nominate directors or present proposals to fill out long forms and provide proprietary information to the board. That deters shareholders from exercising their voting rights and has led to costly litigation. Moreover, such requirements have nothing to do with the legitimate purpose of an advance notice bylaw which is simply to allow a company to fully inform shareholders who cannot attend the meeting about all matters that will be presented for a vote.

While Walgreens is not a Delaware corporation, this proposal allows shareholders to formally endorse the same basic principle of shareholder democracy that our nation's most respected business court already enforces. Although the board may not have taken

> *any action whose primary purpose is to impede the shareholder franchise, if this proposal is approved, the board will be more cautious in the future about taking any action that adversely impacts it (than would otherwise be the case)."*

III. EXCLUSION OF THE SUBMISSION

A. Bases for Excluding the Submission

As discussed more fully below, the Company believes it may properly omit the Submission from its 2017 Proxy Materials in reliance on:

- Rule 14a-8(a), as the Submission does not meet the Rule 14a-8(a) definition of a stockholder proposal.

In addition, if the Submission is considered to meet the definition of a stockholder proposal for purposes of Rule 14a-8, the Company believes that it may properly omit the Submission from its 2017 Proxy Materials in reliance on:

- Rule 14a-8(i)(3), as the Submission is so vague and indefinite as to be materially false and misleading; and

- Rule 14a-8(i)(7), as the Submission deals with matters relating to the Company's ordinary business operations.

B. The Submission May Be Omitted in Reliance on Rule 14a-8(a), As It Solely Seeks to Provide a Means for a Shareholder to Express a View and Does Not Meet the Rule 14a-8(a) Definition of a Stockholder Proposal, and the Proponent Failed to Correct this Deficiency Upon Request

Rule 14a-8(a) defines a stockholder "proposal" for purposes of Rule 14a-8 as a "recommendation or requirement that the company and/or its board of directors take action, which [the stockholder proponent] intend[s] to present at a meeting of the company's shareholders." Rule 14a-8(a) further provides that a stockholder proposal "should state as clearly as possible the course of action that [the stockholder proponent] believe[s] the company should follow." In SEC Release No. 34-39093 (Sept. 18, 1997) ("***Release 34-39093***"), in which the Commission proposed amendments to Rule 14a-8, the Commission stated:

> The answer to Question 1 of the revised rule 14a-8 would define a "proposal" as a request that the company or its board of directors take an action. *The definition reflects our belief that a proposal that seeks no specific action, but merely*

> *purports to express shareholders' views, is inconsistent with the purposes of rule 14a-8 and may be excluded from companies' proxy materials.* The Division, for instance, declined to concur in the exclusion of a "proposal" that shareholders express their dissatisfaction with the company's earlier endorsement of a specific legislative initiative. Under the proposed rule, the Division would reach the opposite result, because the proposal did not request that the company take action.

(Emphasis added). The Commission subsequently adopted this definition, as proposed, in SEC Release No. 34-40018 (May 21, 1998) ("***Release 34-40018***" and, together with Release 34-39093, the "***SEC Releases***") ("We are adopting as proposed the answer to Question 1 of the amended rule defining a proposal as a request or requirement that the board of directors take an action.").

Rule 14a-8(f)(1) permits a company to exclude a stockholder proposal from the company's proxy materials if a stockholder proponent fails to comply with the eligibility or procedural requirements under Rule 14a-8, including Rule 14a-8(a), provided that the company has timely notified the proponent of any eligibility or procedural deficiencies and the proponent has failed to correct such deficiencies within 14 days of receipt of such notice.

1. The Company's Notice of Deficiency

The Company received the Submission on August 10, 2016 via email. The Company satisfied its obligation under Rule 14a-8 by transmitting to the Proponent's Representative in a timely manner notice that sufficient proof of ownership must accompany the Submission within 14 days of its receipt of the Submission and that the Submission failed to satisfy the requirements of Rule 14a-8(a) (the "***Notice of Deficiency***"). *See* Exhibit B. The Company's Notice of Deficiency included:

- A description of the eligibility requirements of Rule 14a-8(a);

- A statement explaining that the Submission does not appear to satisfy the requirements of a "shareholder proposal" under Rule 14a-8(a) – *i.e.*, "Rule 14a-8(a) notes that "[a] shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders." The Submission does not appear to recommend any action on the part of the Company and/or its Board of Directors; the Submission requests a determination of "compelling justification" for unknown, future actions on the part of the Company's Board of Directors;"

- An explanation of what the Proponent should do to comply with the rule – *i.e.*, "the Submission must be revised to meet the Rule 14a-8(a) definition of a shareholder proposal in order to be considered for inclusion in the Company's proxy materials;" and

- A copy of Rule 14a-8, SLB 14F, and SLB 14G.

As of the date of this letter, which is 32 days following delivery of said notice of deficiency to the Proponent's Representative, the Proponent has not provided the Company with a revised Submission.

2. Exclusion of the Submission under Rule 14a-8(f)(1)

The Company believes that it may exclude the Submission under Rule 14a-8(f)(l) because the Submission does not meet the requirements of Rule 14a-8(a) and, after receiving proper notice of this deficiency, the Proponent failed to revise the Submission to recommend that the Board of Directors take any action in accordance with the requirements for a proper "proposal" under Rule 14a-8(a).

As written, the Submission does not recommend any action on the part of the Company and/or its Board of Directors; the Submission merely requests a determination of "compelling justification" for unknown, future actions on the part of the Company's Board of Directors. The Staff has consistently confirmed that a stockholder submission is excludable if it "merely purports to express shareholders' views" on a subject matter. For example, in *Longs Drug Stores Corp.* (Jan. 23, 2008), the Staff concurred that a submission seeking to allow a stockholder vote to express displeasure with respect to the company's general employment and compensation practices, including "hours, benefits, discounts and morale" may be omitted from the company's proxy materials under Rule 14a-8(a) because the submission "does not recommend or require that Longs or its board of directors take any action." *See also Sensar Corp.* (Apr. 23, 2001) (concurring with exclusion under Rule 14a-8(a) where a submission sought to allow a stockholder vote to express stockholder displeasure over the terms of stock options granted to management but did not recommend or require any action by the company or its board of directors); and *CSX Corp.* (Feb. 1, 1999) (concurring with exclusion under Rule 14a-8(a) where a stockholder submitted three poems for consideration but did not recommend or require any action by the company or its board of directors).

The Submission parallels the submissions in *Longs Drug Stores* and *Sensar*, in that it seeks to enable a stockholder to express its view regarding whether or not the Board of Directors has taken action that impedes the "shareholder franchise." It does not ask for any particular action on the part of the Board of Directors, other than "compelling justification" for unknown, future actions. The Supporting Statement clearly demonstrates the Proponent's objective, providing background information that serves to promote the Proponent's view. The Supporting Statement emphasizes the request found in the Submission, namely that "this proposal allows shareholders to formally endorse the same basic principle of shareholder democracy that our nation's most respected business court already enforces."

The Submission is of the type addressed by the SEC Releases and in the Staff responses in *Longs Drug Stores*, *Sensar* and *CSX*. The Submission specifically asks that the Company's stockholders formally endorse a principle supported by the Proponent. Contrary to the requirements of Rule 14a-8(a), the Submission neither recommends nor requires that the Company or its Board of Directors take any specific action with respect to the matters discussed therein, but merely expresses the Proponent's views. The Company is, therefore, of the view that it may properly omit the Submission and Supporting Statement in reliance on Rule 14a-8(a), as the Submission does not meet the Rule 14a-8(a) definition of a stockholder proposal and the Proponent, after receiving proper notice under Rule 14a-8(f)(1), failed to correct this deficiency.

C. The Submission May Be Omitted in Reliance on Rule 14a-8(i)(3), As It Is So Vague and Indefinite As To Be Materially False and Misleading

Rule 14a-8(i)(3) permits a company to omit a proposal or supporting statement, or portions thereof, that are contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false and misleading statements in proxy materials. Pursuant to Staff Legal Bulletin No. 14B (Sept. 15, 2004) ("***SLB 14B***"), reliance on Rule 14a-8(i)(3) to exclude a proposal or portions of a supporting statement may be appropriate in only a few limited instances, one of which is when the language of the proposal or the supporting statement renders the proposal so vague or indefinite that "neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." *See Philadelphia Electric Company* (Jul. 30, 1992). The Staff has further explained that a shareholder proposal can be sufficiently misleading and therefore excludable under Rule 14a-8(i)(3) when the company and its shareholders might interpret the proposal differently such that "any action ultimately taken by the [c]ompany upon implementation [of the proposal] could be significantly different from the actions envisioned by the shareholders voting on the proposal." *Fuqua Industries, Inc.* (Mar. 12, 1991).

1. The Submission Contains an Objectively False Statement that Causes the Entire Submission to be Materially False and Misleading

The Company believes that it may properly omit the Submission from its 2017 Proxy Materials pursuant to Rule 14a-8(i)(3), as the Submission is materially false and misleading, contrary to Rule 14a-9, with regard to its fundamental premise.

In the final paragraph of the Supporting Statement, the Proponent states specifically what the fundamental purpose is intended to accomplish – it states "what this proposal allows." That sentence reads:

> "*While Walgreens is not a Delaware corporation*, this proposal allows shareholders to formally endorse the same basic principle of shareholder democracy that our nation's most respected business court already enforces." (emphasis added)

In fact, the Company is incorporated in Delaware. Indeed, the first sentence of its 2016 Notice of Annual Meeting states that it relates to "The 2016 Annual Meeting of Stockholders (the "Annual Meeting") of Walgreens Boots Alliance, Inc., a Delaware corporation…" Accordingly, it is easily demonstrated that this is a false statement. This false statement also appears to form the foundation for the purpose of the Submission; that is, because the Proponent believes the Company is not a Delaware corporation, shareholders must take action to ensure they enjoy protections similar to those provided under Delaware law. The underlying premise of the Submission, therefore, is false as the Company's shareholders already receive all protections afforded by Delaware law because the Company is a Delaware corporation. As such, the Submission contains an objectively false and misleading statement that is so fundamental to an understanding of the Submission as to cause the Submission to be materially false and misleading and contrary to Rule 14a-9.

The Staff has consistently been of the view that a company may exclude shareholder proposals under Rule 14a-8(i)(3) where the company has "demonstrated objectively that certain factual statements in the supporting statement are materially false and misleading such that the proposal as a whole is materially false and misleading." *See, e.g., Ferro Corporation* (March 17, 2015). We do note that the Staff took a number of positions in 2016 in which it disagreed with a company's view that it could exclude a proposal in reliance on Rule 14a-8(i)(3) (*see, e.g., Bank of America Corporation* (Feb. 9, 2016)); however, in expressing those views the Staff stated the following in each response: "[w]e are also unable to conclude that you have demonstrated objectively that the proposal is materially false or misleading." The Company is of the view that the recent Rule 14a-8(i)(3) precedent is not applicable here as the Company has demonstrated objectively that the Submission contains a misstatement that is materially false and misleading such that the Submission as a whole is materially false and misleading.

The Company is, therefore, of the view that, if the Submission is considered to be a proposal meeting the requirements of Rule 14a-8(a), it may properly omit the Submission and Supporting Statement in reliance on Rule 14a-8(i)(3), as it is materially false and misleading.

2. The Submission is Vague and Indefinite

If a proposal provides standards or criteria that a company is intended to follow, the proposal and supporting statement must provide reasonable certainty to both the company and its shareholders with regard to the meaning and operation of those standards and criteria; the proposal and supporting statement cannot provide guidance that is uncertain, vague, or overly general. The Staff has consistently concurred that specific standards that are integral to a proposal must be sufficiently explained in the proposal or supporting statement and, as such, when a proposal fails to adequately define key terms or provide sufficient guidance regarding the manner in which the proposal should be implemented, that proposal may be omitted as vague and indefinite. *See, e.g.*, *Morgan Stanley* (Mar. 12, 2013) (concurring with the omission of a proposal as vague and indefinite where the proposal requested the appointment of a committee to explore "extraordinary transactions" that could enhance stockholder value was vague and indefinite); *The Boeing Co.* (Mar. 2, 2011) (concurring with the omission of a proposal as vague and indefinite where the proposal requested, among other things, that senior executives relinquish certain "executive pay rights" because such phrase was not sufficiently defined); *AT&T Inc.* (Feb. 16, 2010) (concurring with the omission of a proposal as vague and indefinite where the proposal sought disclosures on, among other things, payments for "grassroots lobbying" without sufficiently clarifying the meaning of that term); *Puget Energy Inc.* (Mar. 1, 2002) (concurring with the omission of a proposal as vague and indefinite where the proposal requested a policy of "improved corporate governance"); and *Norfolk Southern Corp.* (Feb. 13, 2002) (concurring with the omission of a proposal as vague and indefinite where the proposal requested that the board of directors "provide for a shareholder vote and ratification, in all future elections of Directors, candidates with solid background, experience, and records of demonstrated performance in key managerial positions within the transportation industry").

The Submission provides that the Board of Directors "shall make a determination as to whether there is a compelling justification for . . . any action whose primary purpose is to prevent the effectiveness of shareholder vote." The terms "justification" and "effectiveness of shareholder vote" are key to the Submission because they exemplify language found in opinions of the Delaware courts that the Proponent hopes the Board of Directors will take to heart while carrying out its responsibilities. However, similar to the proposals in *Morgan Stanley*, *Boeing* and *AT&T*, the Submission does not define or explain the meaning of any of these key terms. For example, the Supporting Statement refers to the adoption of advance notice bylaws as an example of an action that "undermine[s] the shareholder franchise." But it is unclear whether the adoption of advance notice bylaws is an action that "prevent[s] the effectiveness of shareholder vote without a compelling justification." The Supporting Statement in fact acknowledges that advance notice bylaws serve a legitimate purpose, which is to institute a director nomination and proposal filing process that will "allow a company to fully inform shareholders who cannot attend the meeting about all matters that will be presented for a vote," but paradoxically references "complex advance notice bylaws that require a shareholder seeking to nominate directors or present proposals to fill out long forms and provide proprietary information to the board" and asserts that "such requirements have nothing to do with the legitimate purpose of an advance notice bylaw." Thus, as in *Puget Energy*, the Supporting Statement gives no guidance as to the scope of what the Submission seeks to address. Accordingly, the terms "justification" and "effectiveness of shareholder vote" are unclear, undefined by the Submission, and without an ordinary, commonly understood meaning. While each of the words comprising these terms has an ordinary meaning in isolation, put together, the words in each phrase are likely to cause confusion as to what type of information is being referenced.

In addition, both the Submission's failure to ask the Board of Directors or the Company to take any action, and the lack of clarity as to the nature and scope of the Submission's request, are comparable to *Puget Energy*. The resolution clause of the Submission requests that the Board of Directors refrain from taking "any action whose primary purpose is to prevent the effectiveness of shareholder vote" without determining that there is "a compelling justification for such action." This request provides no guidance, however, to aid shareholders in determining what would constitute a "primary purpose" of preventing the "effectiveness of shareholder vote." As with *Puget Energy*'s general reference to "improved corporate governance," the Submission simply makes a general reference to "not preventing the effectiveness of shareholder vote." The text of the Supporting Statement does not clarify the resolution clause's ambiguity. Similar to the supporting statement reviewed in *Puget Energy*, which contained a general discussion of corporate governance practices, the Supporting Statement here discusses an example of a corporate governance practice of "some boards of directors" without explaining whether or how that discussion relates to the Company's current practices or to the future implementation of the Submission. Specifically, the Supporting Statement states that advance notice bylaws have a "legitimate purpose" but criticizes the use of "complex" advance notice bylaws as "undermin[ing] the shareholder franchise" without addressing whether the Company has implemented such a bylaw or identifying what actions the Company should take in light of this criticism. Indeed, the Submission does not request that the Board of Directors take any action with respect to the Company's existing Amended and Restated Certificate of Incorporation, Amended and Restated Bylaws or corporate governance policies or practices.

There are in fact a wide range of actions that could be viewed as potentially affecting the "effectiveness of shareholder vote," and thus that would be subject to the Submission's "compelling justification" test. For example, comparable to the example of adopting an advance notice requirement, actions that could be viewed as impacting "the effectiveness of shareholder vote" include establishing the voting record date for a shareholder meeting, selecting the date, time and location for a shareholder meeting, determining whether telephonic or electronic submission of proxies will be available for shareholders, establishing admittance procedures for a shareholder meeting, and determining when to close the polls for voting at a shareholder meeting. As in *Puget Energy*, the Submission concludes vaguely that the Company's stockholders will benefit if the Submission is ratified (stating that the Shareholder "believe[s] the board will be more respectful of the shareholder franchise"), but fails to enumerate specific recommendations addressing that objective and a concrete plan for achieving them. Thus, the Submission is so vague that "neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." *SLB 14B*. *See also Gannett Co., Inc.* (Feb. 24, 1998) (concurring in the exclusion of a proposal because it was "unclear what action the [c]ompany would take if the proposal were adopted."); and *A.H. Belo Corp.* (Jan. 29, 1998) (concurring in the exclusion of a proposal because "neither the shareholders voting on the proposal, nor the [c]ompany, would be able to determine with reasonable certainty what measures the [c]ompany would take if the proposal was approved.").

In light of the foregoing, the Submission is vague and indefinite as to the details and scope of the requested Board of Directors actions. Thus, if the Submission is considered to be a proposal meeting the requirements of Rule 14a-8(a), the Company believes that it may properly omit the Submission under Rule 14a-8(i)(3) because "implementation of [it] could be significantly different from the actions envisioned by the shareholders voting on [it]." *Fuqua Industries*.

3. *The Submission Contains Misleading Factual Statements in its Supporting Statement*

The Staff consistently has allowed the exclusion under Rule 14a-8(i)(3) of entire stockholder proposals that contain statements that are false or misleading. *See, e.g.*, *Ferro Corp.* (Mar. 17, 2015) (concurring in the exclusion of a proposal requesting that the company reincorporate in Delaware based on misstatements of Ohio law, which improperly suggested that the shareholders would have increased rights if the Delaware law governed the company instead of Ohio law); *General Electric Co.* (Jan. 6, 2009) (concurring in the exclusion of a proposal under which any director who received more than 25% in "withheld" votes would not be permitted to serve on any key board committee for two years because the company did not typically allow shareholders to withhold votes in director elections); *Johnson & Johnson* (Jan. 31, 2007) (concurring in the exclusion of a proposal to provide shareholders a "vote on an advisory management resolution . . . to approve the Compensation Committee [R]eport" because the proposal would create the false implication that shareholders would receive a vote on executive compensation); *State Street Corp.* (Mar. 1, 2005) (concurring in the exclusion of a proposal requesting shareholder action pursuant to a section of state law that had been recodified and was thus no longer applicable); *General Magic, Inc.* (May 1, 2000) (concurring in the exclusion of a proposal requesting that the company make "no more false statements" to its shareholders because the proposal created the false impression that the company tolerated dishonest behavior by its employees when in fact the company had corporate policies to the contrary). "[W]hen a proposal and supporting statement will require detailed and extensive editing in order to bring them into compliance with the proxy rules, [the Staff] may find it appropriate for companies to exclude the entire proposal, supporting statement, or both, as materially false or misleading." Staff Legal Bulletin No. 14 (July 13, 2001) ("***SLB 14***").

In evaluating whether a proposal may be excluded under Rule 14a-8(i)(3), the Staff has stated that it "consider[s] only the information contained in the proposal and supporting statement and determine[s] whether, based on that information, shareholders and the company can determine what actions the proposal seeks." *SLB 14G*. Here, the Submission contains numerous false and misleading statements that are integral to the Submission's central concept of endorsing a principle that would apply to future actions by the Company's Board of Directors.

Specifically, the Supporting Statement is materially misleading because it misstates important principles of Delaware corporate law. The Supporting Statement's lead-in language contains a blanket assertion that all "actions that have an adverse impact on the right of shareholders to vote are *presumptively* invalid" (emphasis added). This misstates Delaware law, which only applies heightened scrutiny to corporate actions taken "for the primary purpose of interfering with the effectiveness of a stockholder vote." *Blasius Indus., Inc. v. Atlas Corp.*, 564 A.2d 651, 659 (Del. Ch. 1988) (emphasis added). Only with respect to this subset of actions does "the board bear[] the heavy burden of demonstrating a compelling justification for such action." *Id.* at 661. Although the Supporting Statement quotes *Blasius*, it does not do so in a way that corrects the misstatements elsewhere in the Supporting Statement. Likewise, the Supporting Statement offers misplaced criticism of advance notice bylaws that impose filing requirements on shareholders, characterizing them as deterrents that are wholly unrelated to the supposed purpose of advance notice bylaws, which is "*simply* to allow a company to fully inform shareholders who cannot attend the meeting about all matters" to be voted on at the meeting (emphasis added). Contrary to this statement, Delaware law recognizes that advance notice bylaws serve a broader purpose, as they "are designed and function to permit orderly meetings and election contests and to provide fair warning to the corporation so that it may have sufficient time to respond to shareholder nominations." *Openwave Sys. Inc. v. Harbinger Capital Partners Master Fund I, Ltd.*, 924 A.2d 228, 239 (Del. Ch. 2007). Delaware courts thus will uphold advance notice bylaws unless they "unduly restrict the stockholder franchise or are applied inequitably." *Id.* Therefore, the Submission is impermissibly misleading because it misstates a company's obligations under Delaware law, particularly with respect to implementing advance notice bylaws.

The materiality under Rule 14a-8(i)(3) of false and misleading assertions regarding corporate governance matters is demonstrated by the court's holding in *Express Scripts Holding Co. v. Chevedden*, 2014 WL 631538, at *4 (E.D. Mo. Feb. 18, 2014). There, in the context of a proposal that sought to separate the positions of chief executive officer and chairman, the court held that, "when viewed in the context of soliciting votes in favor of a proposed corporate governance measure, statements in the proxy materials regarding the company's existing corporate governance practices are important to the stockholder's decision whether to vote in favor of the proposed measure," and therefore are material. Applying *Express Scripts* to the Submission demonstrates that the false and misleading statements in the Submission and its Supporting Statement would be material to shareholders' consideration of the Submission. As explained above, the Supporting Statement implies that the Board of Directors has acted in a manner that prevented the effectiveness of shareholder votes, and that a vote for the Submission would merely "endorse" a principle that the Submission suggests already applies to the Board of Directors. Just as the excludable proposals in *General Electric*, *Johnson & Johnson*, *State Street* and *General Magic* created false impressions that would impermissibly mislead shareholders considering the proposals, these materially false or misleading statements and implications make the Submission and the Supporting Statement so fundamentally misleading that it would "require detailed and extensive editing in order to bring [the Proposal and Supporting Statement] into compliance with the proxy rules." *SLB 14*.

Accordingly, neither the shareholders voting on the Submission, nor the Company in implementing the Submission, would be able to understand with any reasonable certainty exactly what the Submission's call for "compelling justification" "to prevent the effectiveness of shareholder vote" requires, based on the terms of the Submission. The Company is, therefore, of the view that if the Submission is considered to be a proposal meeting the requirements of Rule 14a-8(a), it may properly omit the Submission and Supporting Statement in reliance on Rule 14a-8(i)(3), as it is so vague and indefinite as to be materially false and misleading.

D. The Submission May Be Omitted in Reliance on Rule 14a-8(i)(7), As It Relates To The Company's Ordinary Business Operations

Rule 14a-8(i)(7) permits a company to omit from its proxy materials a stockholder proposal that relates to the company's "ordinary business operations." According to the Commission, the underlying policy of the ordinary business exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." *Exchange Act Release No. 40018, Amendments to Rules on Shareholder Proposals*, [1998 Transfer Binder] Fed Sec. L. Rep. (CCH) 86,018, at 80,539 (May 21, 1998) (the "***1998 Release***"). In the 1998 Release, the Commission described the two "central considerations" for the ordinary business exclusion. The first is that certain tasks are "so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." The second consideration relates to "the degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." *Id.* at 86,017-18 (footnote omitted).

1. The Submission's Underlying Subject Matter Concerns the Conduct of the Company's Annual Meetings

The Submission may be properly omitted in reliance on Rule 14a-8(i)(7) because the Staff has repeatedly recognized that a proposal relating to the conduct of a Company's annual meeting is excludable under Rule 14a-8(i)(7) as a component of "ordinary business."

The Staff consistently has concurred that proposals attempting to influence the procedures by which a company conducts its annual meetings relate to the company's ordinary business operations and thus are excludable under Rule 14a-8(i)(7). For example, in *Servotronics, Inc.* (Feb. 19, 2015), the proposal requested that "a question-and-answer period be included in conjunction with the Servotronics Annual Shareholder Meetings." The Staff concurred that the company could "exclude the proposal under [R]ule 14a-8(i)(7), as relating to its ordinary business operations," as "[p]roposals concerning the conduct of shareholder meetings generally are excludable under [R]ule 14a-8(i)(7)." Similarly, in *Mattel, Inc.* (Jan. 14, 2014), the proposal requested that the company's chairman "answer with accuracy the questions asked by shareholders at the Annual Meeting, providing the questions are legitimate, of relevance to shareholders' interests and ask for answers that do not violate laws or by-laws." The Staff concurred that the company could exclude the proposal under Rule 14a-8(i)(7). Further, in *Citigroup Inc.* (Feb. 7, 2013), the proposal requested that the company "allocate a reasonable amount of time before and after the annual meeting for shareholder dialogue with [the company's] directors" and in *Bank of America Corp.* (Dec. 22, 2009), the proposal recommended "that all stockholders shall be entitled to attend and speak at any and all Annual Meetings of Stockholders." In each case, the Staff concurred that the company could exclude the proposal, noting that "[p]roposals concerning the conduct of shareholder meetings generally are excludable under [R]ule 14a-8(i)(7)." *See also Exxon Mobil Corp.* (Mar. 2, 2005) (concurring in the exclusion of a proposal to provide that a time be set aside on the agenda at each annual meeting for shareholders to ask questions, and receive replies directly from, the nonemployee directors) and *Citigroup Inc.* (Jan. 14, 2004) (concurring in the exclusion of a proposal to provide guidelines as to speakers at the company's annual meetings).

Similarly to the cited precedent, the Submission seeks to address the means by which the Company conducts its annual meetings as it appears to encompass many aspects of the Company's interactions with its stockholders at such meetings. Just as the Supporting Statement deems the adoption of advance notice bylaws to be an action which impacts the stockholder franchise, a wide range of other ordinary corporate actions also could be viewed as impacting "the effectiveness of [the] shareholder vote," such as establishing the voting record date for a stockholder meeting, selecting the date, time and location for a stockholder meeting, determining whether telephonic or electronic submission of proxies will be available for shareholders, establishing admittance procedures for a shareholder meeting, and determining when to close the polls for voting at a shareholder meeting. If the Submission were found to be a proposal for purposes of Rule 14a-8 and was approved by shareholders at the Company's 2017 Annual Meeting of Stockholders, implementation of the Submission may prevent the Board of Directors from setting forth certain proposals for stockholder approval at future annual meetings, such as approval of a reverse stock split, reincorporation, or approval of a merger transaction. By seeking to affect the fundamental logistics of conducting an annual meeting and seeking to prevent the Board of Directors from setting forth proposals to be presented for stockholder approval at an annual meeting, implementation of the Submission would affect the conduct of the Company's annual meetings.

As discussed above, the Staff has consistently held that proposals relating to the conduct of annual meetings may be omitted as relating to matters of ordinary business. As the Submission's underlying subject matter deals specifically with the Company's determinations regarding how it conducts annual meetings, the Submission relates to the Company's ordinary business operations. The Company is, therefore, of the view that if the Submission is considered to be a proposal meeting the requirements of Rule 14a-8(a), the Company believes that it may properly exclude the Submission and Supporting Statement from the 2017 Proxy Materials pursuant to Rule 14a-8(i)(7) because it relates to the Company's ordinary business (*i.e.*, the manner in which it conducts its annual meetings).

2. The Submission Deals with Legal Compliance

The Submission may be properly omitted in reliance on Rule 14a-8(i)(7) because the action requested includes a discussion of the Company's compliance with law. The Submission calls for the Board of Directors to find a "compelling justification" during its decision making; the Supporting Statement notes that Delaware courts require boards of directors to demonstrate "compelling justification" "if it takes an action for the primary purpose of preventing the effectiveness of a shareholder vote." The Company's corporate governance efforts—including the actions of the Board of Directors—necessitate substantial efforts to ensure legal compliance. Implementation of the Submission would, therefore, necessarily address the Company's compliance with laws which, in the Company's view, renders the Submission excludable, as compliance with applicable laws is essential to a public company's day-to-day management and cannot, as a practical matter, be subject to direct shareholder oversight.

The Staff has regularly concurred that compliance with law is a matter of ordinary business and has permitted companies to omit proposals relating to the fundamental business function of establishing and maintaining legal compliance programs. In *Navient Corp.* (Mar. 26,

2015), a proposal recommended a report on the company's internal controls over its student loan servicing operations, including a discussion of the actions taken to ensure compliance with applicable federal and state laws. The Staff concurred with the omission of the proposal, stating that "[p]roposals that concern a company's legal compliance program are generally excludable under rule 14a-8(i)(7)." In *JPMorgan Chase & Co.* (Mar. 13, 2014), a proposal requested a policy review evaluating opportunities for clarifying and enhancing implementation of board members' and officers' fiduciary, moral and legal obligations to shareholders and other stakeholders. In its request, the company noted that fiduciary obligations, legal obligations, and "standards for directors' and officers' conduct and company oversight"—sought by the proposal—are governed by state law, federal law, and New York Stock Exchange Listing Standards. The Staff concurred with the omission of the proposal, stating that "[p]roposals that concern a company's legal compliance program are generally excludable under rule 14a-8(i)(7)." In *AES Corp.* (Jan. 9, 2007), a proposal requested that the company create a board committee to oversee the company's compliance with federal, state and local laws. As the company was in the highly regulated energy industry, the company expressed the view that compliance with law is fundamental to its business and, therefore, it was impractical to subject legal compliance to shareholder oversight. The Staff concurred with the company's omission of the proposal, stating that the proposal related to "ordinary business operations (*i.e.*, general conduct of a legal compliance program)." In *Halliburton Co.* (Mar. 10, 2006), a proposal sought a report from the company evaluating the potential impact of certain violations and investigations on the company's reputation and stock price, as well as the company's plan to prevent further violations. The Staff concurred with the omission of the proposal as it related to the company's ordinary business of conducting a legal compliance program. *See also Raytheon Co.* (Mar. 25, 2013) (in which the Staff stated that "[p]roposals that concern a company's legal compliance program are generally excludable under rule 14a-8(i)(7)"); and *Sprint Nextel Corp.* (Mar. 16, 2010) (concurring with the omission of a proposal requesting an explanation as to why the company had not adopted an ethics code that would promote ethical conduct and compliance with securities laws on the basis that the proposal concerned "adherence to ethical business practices and the conduct of legal compliance programs").

As a large, multi-national corporation, the Board of Directors must ensure that its actions are conducted legally and appropriately, and that it has exercised sufficient care, in compliance with Delaware law, while exercising its duties. The Company is subject to extensive and comprehensive regulation under federal and state laws in the United States. These laws and regulations significantly affect the way that the Board of Directors acts and, as a result, the manner in which Company does business, and can restrict the scope of the Company's existing businesses and limit its ability to undertake certain business opportunities.

Accordingly, as the Submission addresses the Company's ongoing compliance with law, it relates to the Company's ordinary business operations. The Company is, therefore, of the view that if the Submission is considered to be a proposal meeting the requirements of Rule 14a-8(a), the Company believes that it may properly omit the Submission and Supporting Statement from the 2017 Proxy Materials pursuant to Rule 14a-8(i)(7).

3. The Submission Does Not Focus on a Significant Policy Issue

The Commission has stated that "proposals relating to such [ordinary business] matters but focusing on sufficiently significant social policy issues (*e.g.*, significant discrimination matters) generally would not be considered to be excludable because the proposals would transcend the day-to-day business matter and raise policy matters so significant that it would be appropriate for a shareholder vote." *See* the 1998 Release; *see also* Staff Legal Bulletin 14H (Oct. 22, 2015) (emphasizing that the Staff "intends to continue to apply Rule 14a-8(i)(7) as articulated by the Commission and consistent with the Division's prior application of the exclusion").

The Submission vaguely refers to unknown, future actions on the part of the Board of Directors and the Company. Even if there could be Board of Directors actions covered by the Submission that implicate significant policy issues, the Submission is not sufficiently focused on such matters, and instead encompasses a broad range of activities regarding the Company's interaction with its stockholders and the conduct of its annual meetings. As the Submission addresses the Company's conduct related to its annual meetings and its compliance with laws, it relates to the Company's ordinary business operations. Accordingly, if the Submission is considered to be a proposal meeting the requirements of Rule 14a-8(a), the Company believes that it may properly omit the Submission and Supporting Statement from the 2017 Proxy Materials pursuant to Rule 14a-8(i)(7).

IV. CONCLUSION

For the reasons discussed above, the Company believes that it may properly omit the Submission and Supporting Statement from its 2017 Proxy Materials in reliance on Rule 14a-8. As such, we respectfully request that the Staff concur with the Company's view and not recommend enforcement action to the Commission if the Company omits the Submission and Supporting Statement from its 2017 Proxy Materials. If we can be of further assistance in this matter, please do not hesitate to contact me at (202) 778-1611.

Sincerely,

Martin P. Dunn /RAZ

Martin P. Dunn
of Morrison & Foerster LLP

Attachments

cc: John Chevedden
Collin G. Smyser, Vice President, Corporate Secretary, Walgreens Boots Alliance, Inc.
Mark L. Dosier, Director, Securities Law, Walgreens Boots Alliance, Inc.

Exhibit A

From: ***FISMA & OMB MEMORANDUN M-07-16***
To: Smyser, Collin
Cc: Cohen, Ann; Marshall, Cheryl
Subject: Rule 14a-8 Proposal (WBA)``
Date: Wednesday, August 10, 2016 11:54:43 PM
Attachments: CCE10082016_3.pdf

Dear Mr. Smyser,
Please see the attached rule 14a-8 proposal to enhance long-term shareholder value.
Sincerely,
John Chevedden

Kenneth Steiner

FISMA & OMB MEMORANDUN M-07-16

Ms. Jan Stern Reed
Corporate Secretary
Walgreens Boots Alliance, Inc. (WBA)
108 Wilmot Road
Deerfield, Illinois 60015
PH: 847 914-2500
FX: 847-914-2804
FX: 847-914-3652

Dear Ms. Reed,

I purchased stock in our company because I believed our company had greater potential. My attached Rule 14a-8 proposal is submitted in support of the long-term performance of our company. This Rule 14a-8 proposal is submitted as a low-cost method to improve compnay performance.

My proposal is for the next annual shareholder meeting. I will meet Rule 14a-8 requirements including the continuous ownership of the required stock value until after the date of the respective shareholder meeting. My submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is my proxy for John Chevedden and/or his designee to forward this Rule 14a-8 proposal to the company and to act on my behalf regarding this Rule 14a-8 proposal, and/or modification of it, for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communications regarding my rule 14a-8 proposal to John Chevedden at: ***FISMA & OMB MEMORANDUN M-07-16*** to facilitate prompt and verifiable communications. Please identify this proposal as my proposal exclusively.

This letter does not cover proposals that are not rule 14a-8 proposals. This letter does not grant the power to vote. Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of my proposal promptly by email to ***FISMA & OMB MEMORANDUN M-07-16***

Sincerely,

Kenneth Steiner

8-4-16
Date

cc: Lydia Mathas <lydia.mathas@walgreens.com>
Assistant Corporate Secretary
PH: 847-315-3267
FX: 847-914-3777
Collin Smyser <Collin.Smyser@wba.com>

[WBA – Rule 14a-8 Proposal, August 10, 2016 – This line is not for publication]

Proposal [4] – Protect the Shareholder Franchise

Resolved: Before the board takes any action whose primary purpose is to prevent the effectiveness of shareholder vote, it shall make a determination as to whether there is a compelling justification for such action.

SUPPORTING STATEMENT

Almost thirty years ago, the Delaware Chancery Court ruled that actions that have an adverse impact on the right of shareholders to vote are presumptively invalid.

In *Aprahamian v. HBO & Co.*, 531 A.2d 1204, (Del. Ch. 1987), the Court said this:
The corporate election process, if it is to have any validity, must be conducted with scrupulous fairness and without any advantage being conferred or denied to any candidate or slate of candidates. In the interests of corporate democracy, those in charge of the election machinery of a corporation must be held to the highest standards in providing for and conducting corporate elections.

Just one year later, in *Blasius Industries, Inc. v. Atlas Corp.*, 564 A.2d 651 (Del. Ch., 1988), the Chancery Court made it clear that a board cannot rely solely on its business judgment if takes an action for the primary purpose of preventing the effectiveness of a shareholder vote. Rather, the board must have a compelling justification. The Court explained:

The shareholder franchise is the ideological underpinning upon which the legitimacy of directorial power rests....Action designed principally to interfere with the effectiveness of a vote inevitably involves a conflict between the board and a shareholder majority....[I]n such a case, the board bears the heavy burden of demonstrating a compelling justification for such action.

Unfortunately, some boards of directors still do things that undermine the shareholder franchise. For example, many boards have adopted complex advance notice bylaws that require a shareholder seeking to nominate directors or present proposals to fill out long forms and provide proprietary information to the board. That deters shareholders from exercising their voting rights and has led to costly litigation. Moreover, such requirements have nothing to do with the legitimate purpose of an advance notice bylaw which is simply to allow a company to fully inform shareholders who cannot attend the meeting about all matters that will be presented for a vote.

While Walgreens is not a Delaware corporation, this proposal allows shareholders to formally endorse the same basic principle of shareholder democracy that our nation's most respected business court already enforces. Although the board may not have taken any action whose primary purpose is to impede the shareholder franchise, if this proposal is approved, the board will be more cautious in the future about taking any action that adversely impacts it (than would otherwise be the case).

Kenneth Steiner, ***FISMA & OMB MEMORANDUN M-07-16*** sponsors this proposal.

Notes:
This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(l)(3) in the following circumstances:

• the company objects to factual assertions because they are not supported;
• the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
• the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
• the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.

See also: Sun Microsystems, Inc. (July 21, 2005).

The stock supporting this proposal will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email

FISMA & OMB MEMORANDUN M-07-16

Exhibit B

From: Zukin, Rose A.
To: ***FISMA & OMB MEMORANDUN M-07-16***
Cc: Dunn, Marty
Subject: Shareholder Proposal Notice
Date: Thursday, August 18, 2016 12:36:32 PM
Attachments: WBA - Chevedden (for Steiner - Shareholder Franchise) - Notice of Deficiency Dated 08 18 2016.pdf

---

Mr. Chevedden,

On behalf of Walgreens Boots Alliance, Inc., please find attached a notice under Rule 14a-8(f) relating to a proposal submitted to the company by Kenneth Steiner. The proposal is captioned as follows: "Protect the Shareholder Franchise."

Please follow the instructions within the notice regarding your response.

Best regards,
Rose Zukin

Rose A. Zukin
Morrison & Foerster LLP
2000 Pennsylvania Avenue, NW | Washington, DC 20006-1888
P: +1 (202) 887.8756 | F: +1 (202) 785.7503
RZukin@mofo.com | www.mofo.com

MORRISON | FOERSTER

2000 PENNSYLVANIA AVE., NW
WASHINGTON, D.C.
20006-1888

TELEPHONE: 202.887.1500
FACSIMILE: 202.887.0763

WWW.MOFO.COM

MORRISON FOERSTER LLP

BEIJING, BERLIN, BRUSSELS, DENVER, HONG KONG, LONDON, LOS ANGELES, NEW YORK, NORTHERN VIRGINIA, PALO ALTO, SAN DIEGO, SAN FRANCISCO, SHANGHAI, SINGAPORE, TOKYO, WASHINGTON, D.C.

Writer's Direct Contact
+1 (202) 778.1611
MDunn@mofo.com

August 18, 2016

VIA OVERNIGHT DELIVERY AND EMAIL ***FISMA & OMB MEMORANDUN M-07-16***

John Chevedden

FISMA & OMB MEMORANDUN M-07-16

Re: Kenneth Steiner Stockholder Submission

Dear Mr. Chevedden:

On August 10, 2016, Walgreens Boots Alliance, Inc. (referred to herein as "we" or "the Company") received a letter from Kenneth Steiner (the "Proponent") requesting that a submission (the "Submission") be included in the proxy materials for the Company's 2017 Annual Meeting of Stockholders (the "2017 Annual Meeting"). This letter is being delivered to your attention because the Proponent named you in his cover letter to act as his proxy regarding the Submission, and indicated that all communications regarding the Submission should be directed to you. This Submission is governed by Rule 14a-8 under the Securities Exchange Act of 1934 ("Rule 14a-8"), which sets forth the eligibility and procedural requirements for submitting stockholder proposals to the Company, as well as thirteen substantive bases under which companies may exclude stockholder proposals. We have included a complete copy of Rule 14a-8 with this letter for your reference.

Based on our review of the information provided in the Proponent's letter, our records, and regulatory materials, we are unable to conclude that the Proponent's Submission meets the requirements of Rule 14a-8. The Submission contains certain procedural deficiencies, as set forth below, which Securities and Exchange Commission ("SEC") regulations require us to bring to your attention. Unless the deficiencies described below can be remedied in the proper time frame, as discussed below, the Company will be entitled to exclude the Submission from its proxy materials for the 2017 Annual Meeting.

Proposal for the 2017 Annual Meeting

Rule 14a-8(a) notes that "[a] shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders." The Submission does not appear to recommend any action on the part of the Company and/or its Board of Directors; the Submission requests a determination of "compelling justification" for unknown, future actions on the part of the Company's Board of Directors. As such, the Submission must be revised to meet the Rule 14a-8(a) definition of a shareholder proposal in order to be considered for inclusion in the Company's proxy materials.

Ownership Verification

Rule 14a-8(b) provides that to be eligible to submit a stockholder proposal, each stockholder proponent must submit sufficient proof that he or she has continuously held at least $2,000 in market value, or 1 percent, of the Company's securities entitled to vote on the proposal at the meeting for at least one year as of the date the stockholder submits the proposal. According to the records of our transfer agent, Wells Fargo Shareowner Services, the Proponent does not appear to be a registered stockholder. In addition, to date we have not received proof that the Proponent has satisfied Rule 14a-8's ownership requirements as of the date that the Submission was submitted to the Company.

To remedy this defect, you must submit sufficient proof of the Proponent's ownership of the Company's securities. As explained in Rule 14a-8(b), sufficient proof may be in one of the following forms:

- A written statement from the "record" holder of the shares (usually a broker or a bank) verifying that, as of the date the Submission was submitted, the Proponent continuously held the requisite number of the Company's securities for at least one year. For this purpose, the SEC Staff considers the date that a proposal was submitted to be the date the proposal was postmarked or transmitted electronically, which, in the case of the Submission, was August 10, 2016.

- If the Proponent has filed a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5, or amendments to those documents or updated forms, reflecting ownership of the Company's securities as of or before the date on which the one-year eligibility period begins, a copy of the schedule and/or form, and any subsequent amendments reporting a change in the ownership level and a written statement that the Proponent has continuously held the required number of shares for the one-year period.

In order to help stockholders comply with the requirement to prove ownership by providing a written statement from the "record" holder of the shares, the SEC's Division of Corporation Finance published Staff Legal Bulletin 14F in October 2011 and Staff Legal Bulletin 14G in October 2012. We have included a copy of Staff Legal Bulletin 14F and Staff Legal Bulletin 14G with this letter for your reference. In Staff Legal Bulletin 14F and Staff Legal Bulletin 14G, the SEC Staff clarified that, for purposes of SEC Rule 14a-8(b)(2)(i), only brokers or banks that are DTC participants or affiliates of DTC participants will be viewed as "record" holders of securities that are deposited at DTC. An entity is an "affiliate" of a DTC participant if such entity directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with, the DTC participant. As a result, you will need to obtain the required written statement from the DTC participant or an affiliate of the DTC participant through which the Proponent's shares are held. For the purposes of determining if a broker or bank is a DTC participant, you may check the list posted at: http://www.dtcc.com/~/media/Files/Downloads/client-center/DTC/alpha.ashx. If the DTC participant or an affiliate of the DTC participant knows the holdings of the Proponent's broker or bank, but does not know the Proponent's individual holdings, you may satisfy the proof of ownership requirement by obtaining and submitting two proof of ownership statements verifying that, at the time the Submission was submitted, the required amount of securities was held continuously by the Proponent for at least one year – with one statement from the broker or bank confirming the Proponent's ownership, and the other statement from the DTC participant or an affiliate of the DTC participant confirming the broker's or bank's ownership.

In Staff Legal Bulletin 14G, the SEC Staff also clarified that, in situations where a stockholder holds securities through a securities intermediary that is not a broker or bank, a stockholder can satisfy Rule 14a-8's documentation requirement by submitting a proof of ownership letter from that securities intermediary. If the securities intermediary is not a DTC participant or an affiliate of a DTC participant, then the stockholder will also need to obtain a proof of ownership letter from the DTC participant or an affiliate of a DTC participant that can verify the holdings of the securities intermediary.

In order for the Proponent to be eligible as a proponent of this Submission, Rule 14a-8(f) requires that your response to this letter, correcting all procedural deficiencies described in this letter, be postmarked or transmitted electronically no later than 14 calendar days from the date you receive this letter. Please address any response to me. Alternatively, you may transmit any response by facsimile to me at (202) 887-0763 or by e-mail at mdunn@mofo.com.

Once we receive your response, we will be in a position to determine whether the Submission is eligible for inclusion in the proxy materials for the 2017 Annual Meeting. The Company reserves the right to submit a no-action request to the Staff of the SEC, as appropriate, with respect to this Submission.

If you have any questions with respect to the foregoing, please do not hesitate to contact me at (202) 778-1611.

Sincerely,

Martin Dunn/RZ

Martin P. Dunn
of Morrison & Foerster LLP

Enclosures: Rule 14a-8
Staff Legal Bulletin 14F
Staff Legal Bulletin 14G

cc: Collin G. Smyser, Vice President, Corporate Secretary, Walgreens Boots Alliance, Inc.

Rule 14a-8 — Proposals of Security Holders

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) **Question 1: What is a proposal?**
A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) **Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?**

(1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) Question 3: How many proposals may I submit?
Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) Question 4: How long can my proposal be?
The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) Question 5: What is the deadline for submitting a proposal?

(1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10-Q, or in shareholder reports of investment companies under Rule 270.30d-1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

(f) Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section?

(1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under Rule 14a-8 and provide you with a copy under Question 10 below, Rule 14a-8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) Question 7: Who has the burden of persuading the Commission or its staff that my proposal can be excluded?

Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) Question 8: Must I appear personally at the shareholders' meeting to present the proposal?

(1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds it shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) Question 9: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?

(1) *Improper under state law*: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Note to paragraph (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) *Violation of law*: If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law could result in a violation of any state or federal law.

(3) *Violation of proxy rules*: If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) *Personal grievance; special interest*: If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) *Relevance*: If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earning sand gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) *Absence of power/authority*: If the company would lack the power or authority to implement the proposal;

(7) *Management functions*: If the proposal deals with a matter relating to the company's ordinary business operations;

(8) *Relates to election*: If the proposal:

(i) Would disqualify a nominee who is standing for election;

(ii) Would remove a director from office before his or her term expired;

(iii) Questions the competence, business judgment, or character of one or more nominees or directors;

(iv) Seeks to include a specific individual in the company's proxy materials for election to the board of directors; or

(v) Otherwise could affect the outcome of the upcoming election of directors.

(9) *Conflicts with company's proposal*: If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting.

Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) *Substantially implemented*: If the company has already substantially implemented the proposal;

Note to paragraph (i)(10): A company may exclude a shareholder proposal that would provide an advisory vote or seek future advisory votes to approve the compensation of executives as disclosed pursuant to Item 402 of Regulation S-K or any successor to Item 402 (a "say-on-pay vote") or that relates to the frequency of say-on-pay votes, provided that in the most recent shareholder vote required by Rule 240.14a-21(b) of this chapter a single year (i.e., one, two, or three years) received approval of a majority of votes cast on the matter and the company has adopted a policy on the frequency of say-on-pay votes that is consistent with the choice of the majority of votes cast in the most recent shareholder vote required by rule 240.14a-21(b) of this chapter.

(11) *Duplication*: If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) *Resubmissions*: If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) *Specific amount of dividends*: If the proposal relates to specific amounts of cash or stock dividends.

(j) Question 10: What procedures must the company follow if it intends to exclude my proposal?

(1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) Question 11: May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) Question 12: If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) **Question 13: What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?**

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, Rule 14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under Rule 14a-6.

Division of Corporation Finance
Securities and Exchange Commission

Shareholder Proposals

Staff Legal Bulletin No. 14F (CF)

Action: Publication of CF Staff Legal Bulletin

Date: October 18, 2011

Summary: This staff legal bulletin provides information for companies and shareholders regarding Rule 14a-8 under the Securities Exchange Act of 1934.

Supplementary Information: The statements in this bulletin represent the views of the Division of Corporation Finance (the "Division"). This bulletin is not a rule, regulation or statement of the Securities and Exchange Commission (the "Commission"). Further, the Commission has neither approved nor disapproved its content.

Contacts: For further information, please contact the Division's Office of Chief Counsel by calling (202) 551-3500 or by submitting a web-based request form at https://tts.sec.gov/cgi-bin/corp_fin_interpretive.

A. The purpose of this bulletin

This bulletin is part of a continuing effort by the Division to provide guidance on important issues arising under Exchange Act Rule 14a-8. Specifically, this bulletin contains information regarding:

> Brokers and banks that constitute "record" holders under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8;
>
> Common errors shareholders can avoid when submitting proof of ownership to companies;
>
> The submission of revised proposals;
>
> Procedures for withdrawing no-action requests regarding proposals submitted by multiple proponents; and
>
> The Division's new process for transmitting Rule 14a-8 no-action responses by email.

You can find additional guidance regarding Rule 14a-8 in the following bulletins that are available on the Commission's website: SLB No. 14, SLB No. 14A, SLB No. 14B, SLB No. 14C, SLB No. 14D and SLB No. 14E.

B. The types of brokers and banks that constitute "record" holders under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

1. Eligibility to submit a proposal under Rule 14a-8

To be eligible to submit a shareholder proposal, a shareholder must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the shareholder meeting for at least one year as of the date the shareholder submits the proposal. The shareholder must also continue to hold the required amount of securities through the date of the meeting and must provide the company with a written statement of intent to do so.[1]

The steps that a shareholder must take to verify his or her eligibility to submit a proposal depend on how the shareholder owns the securities. There are two types of security holders in the U.S.: registered owners and beneficial owners.[2] Registered owners have a direct relationship with the issuer because their ownership of shares is listed on the records maintained by the issuer or its transfer agent. If a shareholder is a registered owner, the company can independently confirm that the shareholder's holdings satisfy Rule 14a-8(b)'s eligibility requirement.

The vast majority of investors in shares issued by U.S. companies, however, are beneficial owners, which means that they hold their securities in book-entry form through a securities intermediary, such as a broker or a bank. Beneficial owners are sometimes referred to as "street name" holders. Rule 14a-8(b)(2)(i) provides that a beneficial owner can provide proof of ownership to support his or her eligibility to submit a proposal by submitting a written statement "from the 'record' holder of [the] securities (usually a broker or bank)," verifying that, at the time the proposal was submitted, the shareholder held the required amount of securities continuously for at least one year.[3]

2. The role of the Depository Trust Company

Most large U.S. brokers and banks deposit their customers' securities with, and hold those securities through, the Depository Trust Company ("DTC"), a registered clearing agency acting as a securities depository. Such brokers and banks are often referred to as "participants" in DTC.[4] The names of these DTC participants, however, do not appear as the registered owners of the securities deposited with DTC on the list of shareholders maintained by the company or, more typically, by its transfer agent. Rather, DTC's nominee, Cede & Co., appears on the shareholder list as the sole registered owner of securities deposited with DTC by the DTC participants. A company can request from DTC a "securities position listing" as of a specified date, which identifies the DTC participants having a position in the company's securities and the number of securities held by each DTC participant on that date.[5]

3. Brokers and banks that constitute "record" holders under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

In *The Hain Celestial Group, Inc.* (Oct. 1, 2008), we took the position that an introducing broker could be considered a "record" holder for purposes of Rule 14a-8(b)(2)(i). An introducing broker is a broker that engages in sales and other activities involving customer contact, such as opening customer accounts and accepting customer orders, but is not permitted to maintain custody of customer funds and securities.[6] Instead, an introducing broker engages another broker, known as a "clearing broker," to hold custody of client funds and securities, to clear and execute customer trades, and to handle other functions such as issuing confirmations of customer trades and customer account statements.

Clearing brokers generally are DTC participants; introducing brokers generally are not. As introducing brokers generally are not DTC participants, and therefore typically do not appear on DTC's securities position listing, *Hain Celestial* has required companies to accept proof of ownership letters from brokers in cases where, unlike the positions of registered owners and brokers and banks that are DTC participants, the company is unable to verify the positions against its own or its transfer agent's records or against DTC's securities position listing.

In light of questions we have received following two recent court cases relating to proof of ownership under Rule 14a-8[7] and in light of the Commission's discussion of registered and beneficial owners in the Proxy Mechanics Concept Release, we have reconsidered our views as to what types of brokers and banks should be considered "record" holders under Rule 14a-8(b)(2)(i). Because of the transparency of DTC participants' positions in a company's securities, we will take the view going forward that, for Rule 14a-8(b)(2)(i) purposes, only DTC participants should be viewed as "record" holders of securities that are deposited at DTC. As a result, we will no longer follow *Hain Celestial*.

We believe that taking this approach as to who constitutes a "record" holder for purposes of Rule 14a-8(b)(2)(i) will provide greater certainty to beneficial owners and companies. We also note that this approach is consistent with Exchange Act Rule 12g5-1 and a 1988 staff no-action letter addressing that rule,[8] under which brokers and banks that are DTC participants are considered to be the record holders of securities on deposit with DTC when calculating the number of record holders for purposes of Sections 12(g) and 15(d) of the Exchange Act.

Companies have occasionally expressed the view that, because DTC's nominee, Cede & Co., appears on the shareholder list as the sole registered owner of securities deposited with DTC by the DTC participants, only DTC or Cede & Co. should be viewed as the "record" holder of the securities held on deposit at DTC for purposes of Rule 14a-8(b)(2)(i). We have never interpreted the rule to require a shareholder to obtain a proof of ownership letter from DTC or Cede & Co., and nothing in this guidance should be construed as changing that view.

How can a shareholder determine whether his or her broker or bank is a DTC participant?

Shareholders and companies can confirm whether a particular broker or bank is a DTC participant by checking DTC's participant list, which is currently available on the Internet at http://www.dtcc.com/~/media/Files/Downloads/client-center/DTC/alpha.ashx.

What if a shareholder's broker or bank is not on DTC's participant list?

The shareholder will need to obtain proof of ownership from the DTC participant through which the securities are held. The shareholder should be able to find out who this DTC participant is by asking the shareholder's broker or bank.[9]

If the DTC participant knows the shareholder's broker or bank's holdings, but does not know the shareholder's holdings, a shareholder could satisfy Rule 14a-8(b)(2)(i) by obtaining and submitting two proof of ownership statements verifying that, at the time the proposal was submitted, the required amount of securities were continuously held for at least one year – one from the shareholder's broker or bank confirming the shareholder's ownership, and the other from the DTC participant confirming the broker or bank's ownership.

How will the staff process no-action requests that argue for exclusion on the basis that the shareholder's proof of ownership is not from a DTC participant?

The staff will grant no-action relief to a company on the basis that the shareholder's proof of ownership is not from a DTC participant only if the company's notice of defect describes the required proof of ownership in a manner that is consistent with the guidance contained in this bulletin. Under Rule 14a-8(f)(1), the shareholder will have an opportunity to obtain the requisite proof of ownership after receiving the notice of defect.

C. Common errors shareholders can avoid when submitting proof of ownership to companies

In this section, we describe two common errors shareholders make when submitting proof of ownership for purposes of Rule 14a-8(b)(2), and we provide guidance on how to avoid these errors.

First, Rule 14a-8(b) requires a shareholder to provide proof of ownership that he or she has "continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year <u>by the date you submit the proposal</u>" (emphasis added).[10] We note that many proof of ownership letters do not satisfy this requirement because they do not verify the shareholder's beneficial ownership for the entire one-year period preceding and including the date the proposal is submitted. In some cases, the letter speaks as of a date *before* the date the proposal is submitted, thereby leaving a gap between the date of the verification and the date the proposal is submitted. In other cases, the letter speaks as of a date *after* the date the proposal was submitted but covers a period of only one year, thus failing to verify the shareholder's beneficial ownership over the required full one-year period preceding the date of the proposal's submission.

Second, many letters fail to confirm continuous ownership of the securities. This can occur when a broker or bank submits a letter that confirms the shareholder's beneficial ownership only as of a specified date but omits any reference to continuous ownership for a one-year period.

We recognize that the requirements of Rule 14a-8(b) are highly prescriptive and can cause inconvenience for shareholders when submitting proposals. Although our administration of Rule 14a-8(b) is constrained by the terms of the rule, we believe that shareholders can avoid the two errors highlighted above by arranging to have their broker or bank provide the required verification of ownership as of the date they plan to submit the proposal using the following format:

"As of [date the proposal is submitted], [name of shareholder] held, and has held continuously for at least one year, [number of securities] shares of [company name] [class of securities]."[11]

As discussed above, a shareholder may also need to provide a separate written statement from the DTC participant through which the shareholder's securities are held if the shareholder's broker or bank is not a DTC participant.

D. The submission of revised proposals

On occasion, a shareholder will revise a proposal after submitting it to a company. This section addresses questions we have received regarding revisions to a proposal or supporting statement.

1. A shareholder submits a timely proposal. The shareholder then submits a revised proposal before the company's deadline for receiving proposals. Must the company accept the revisions?

Yes. In this situation, we believe the revised proposal serves as a replacement of the initial proposal. By submitting a revised proposal, the shareholder has effectively withdrawn the initial proposal. Therefore, the shareholder is not in violation of the one-proposal limitation in Rule 14a-8(c).[12] If the company intends to submit a no-action request, it must do so with respect to the revised proposal.

We recognize that in Question and Answer E.2 of SLB No. 14, we indicated that if a shareholder makes revisions to a proposal before the company submits its no-action request, the company can choose whether to accept the revisions. However, this guidance has led some companies to believe that, in cases where shareholders attempt to make changes to an initial proposal, the company is free to ignore such revisions even if the revised proposal is submitted before the company's deadline for receiving shareholder proposals. We are revising our guidance on this issue to make clear that a company may not ignore a revised proposal in this situation.[13]

2. A shareholder submits a timely proposal. After the deadline for receiving proposals, the shareholder submits a revised proposal. Must the company accept the revisions?

No. If a shareholder submits revisions to a proposal after the deadline for receiving proposals under Rule 14a-8(e), the company is not required to accept the revisions. However, if the company does not accept the revisions, it must treat the revised proposal as a second proposal and submit a notice stating its intention to exclude the revised proposal, as required by Rule 14a-8(j). The company's notice may cite Rule 14a-8(e) as the reason for excluding the revised proposal. If the company does not accept the revisions and intends to exclude the initial proposal, it would also need to submit its reasons for excluding the initial proposal.

3. If a shareholder submits a revised proposal, as of which date must the shareholder prove his or her share ownership?

A shareholder must prove ownership as of the date the original proposal is submitted. When the Commission has discussed revisions to proposals,[14] it has not suggested that a revision triggers a requirement to provide proof of ownership a second time. As outlined in Rule 14a-8(b), proving ownership includes providing a written statement that the shareholder intends to continue to hold the securities through the date of the shareholder meeting. Rule 14a-8(f)(2) provides that if the shareholder "fails in [his or her] promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of [the same shareholder's] proposals from its proxy materials for any meeting held in the following two calendar years." With these provisions in mind, we do not interpret Rule 14a-8 as requiring additional proof of ownership when a shareholder submits a revised proposal.[15]

E. Procedures for withdrawing no-action requests for proposals submitted by multiple proponents

We have previously addressed the requirements for withdrawing a Rule 14a-8 no-action request in SLB Nos. 14 and 14C. SLB No. 14 notes that a company should include with a withdrawal letter documentation demonstrating that a shareholder has withdrawn the proposal. In cases where a proposal submitted by multiple shareholders is withdrawn, SLB No. 14C states that, if each shareholder has designated a lead individual to act on its behalf and the company is able to demonstrate that the individual is authorized to act on behalf of all of the proponents, the company need only provide a letter from that lead individual indicating that the lead individual is withdrawing the proposal on behalf of all of the proponents.

Because there is no relief granted by the staff in cases where a no-action request is withdrawn following the withdrawal of the related proposal, we recognize that the threshold for withdrawing a no-action request need not be overly burdensome. Going forward, we will process a withdrawal request if the company provides a letter from the lead filer that includes a representation that the lead filer is authorized to withdraw the proposal on behalf of each proponent identified in the company's no-action request.[16]

F. Use of email to transmit our Rule 14a-8 no-action responses to companies and proponents

To date, the Division has transmitted copies of our Rule 14a-8 no-action responses, including copies of the correspondence we have received in connection with such requests, by U.S. mail to companies and proponents. We also post our response and the related correspondence to the Commission's website shortly after issuance of our response.

In order to accelerate delivery of staff responses to companies and proponents, and to reduce our copying and postage costs, going forward, we intend to transmit our Rule 14a-8 no-action responses by email to companies and proponents. We therefore encourage both companies and proponents to include email contact information in any correspondence to each other and to us. We will use U.S. mail to transmit our no-action response to any company or proponent for which we do not have email contact information.

Given the availability of our responses and the related correspondence on the Commission's website and the requirement under Rule 14a-8 for companies and proponents to copy each other on correspondence submitted to the Commission, we believe it is unnecessary to transmit copies of the related correspondence along with our no-action response. Therefore, we intend to transmit only our staff response and not the correspondence we receive from the parties. We will continue to post to the Commission's website copies of this correspondence at the same time that we post our staff no-action response.

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[1] *See* Rule 14a-8(b).

[2] For an explanation of the types of share ownership in the U.S., see Concept Release on U.S. Proxy System, Release No. 34-62495 (July 14, 2010) [75 FR 42982] ("Proxy Mechanics Concept Release"), at Section II.A. The term "beneficial owner" does not have a uniform meaning under the federal securities laws. It has a different meaning in this bulletin as

compared to "beneficial owner" and "beneficial ownership" in Sections 13 and 16 of the Exchange Act. Our use of the term in this bulletin is not intended to suggest that registered owners are not beneficial owners for purposes of those Exchange Act provisions. *See* Proposed Amendments to Rule 14a-8 under the Securities Exchange Act of 1934 Relating to Proposals by Security Holders, Release No. 34-12598 (July 7, 1976) [41 FR 29982], at n.2 ("The term 'beneficial owner' when used in the context of the proxy rules, and in light of the purposes of those rules, may be interpreted to have a broader meaning than it would for certain other purpose[s] under the federal securities laws, such as reporting pursuant to the Williams Act.").

[3] If a shareholder has filed a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5 reflecting ownership of the required amount of shares, the shareholder may instead prove ownership by submitting a copy of such filings and providing the additional information that is described in Rule 14a-8(b)(2)(ii).

[4] DTC holds the deposited securities in "fungible bulk," meaning that there are no specifically identifiable shares directly owned by the DTC participants. Rather, each DTC participant holds a pro rata interest or position in the aggregate number of shares of a particular issuer held at DTC. Correspondingly, each customer of a DTC participant - such as an individual investor - owns a pro rata interest in the shares in which the DTC participant has a pro rata interest. *See* Proxy Mechanics Concept Release, at Section II.B.2.a.

[5] *See* Exchange Act Rule 17Ad-8.

[6] *See* Net Capital Rule, Release No. 34-31511 (Nov. 24, 1992) [57 FR 56973] ("Net Capital Rule Release"), at Section II.C.

[7] *See KBR Inc. v. Chevedden*, Civil Action No. H-11-0196, 2011 U.S. Dist. LEXIS 36431, 2011 WL 1463611 (S.D. Tex. Apr. 4, 2011); *Apache Corp. v. Chevedden,* 696 F. Supp. 2d 723 (S.D. Tex. 2010). In both cases, the court concluded that a securities intermediary was not a record holder for purposes of Rule 14a-8(b) because it did not appear on a list of the company's non-objecting beneficial owners or on any DTC securities position listing, nor was the intermediary a DTC participant.

[8] *Techne Corp.* (Sept. 20, 1988).

[9] In addition, if the shareholder's broker is an introducing broker, the shareholder's account statements should include the clearing broker's identity and telephone number. *See* Net Capital Rule Release, at Section II.C.(iii). The clearing broker will generally be a DTC participant.

[10] For purposes of Rule 14a-8(b), the submission date of a proposal will generally precede the company's receipt date of the proposal, absent the use of electronic or other means of same-day delivery.

[11] This format is acceptable for purposes of Rule 14a-8(b), but it is not mandatory or exclusive.

[12] As such, it is not appropriate for a company to send a notice of defect for multiple proposals under Rule 14a-8(c) upon receiving a revised proposal.

[13] This position will apply to all proposals submitted after an initial proposal but before the company's deadline for receiving proposals, regardless of whether they are explicitly labeled as "revisions" to an initial proposal, unless the shareholder affirmatively indicates an intent to submit a second, *additional* proposal for inclusion in the company's proxy materials. In that case, the company must send the shareholder a notice of defect pursuant to Rule 14a-8(f)(1) if it intends to exclude either proposal from its proxy materials in reliance on Rule 14a-8(c). In light of this guidance, with respect to proposals or revisions received before a company's deadline for submission, we will no longer follow *Layne Christensen Co.* (Mar. 21, 2011) and other prior staff no-action letters in which we took the view that a proposal would violate the Rule 14a-8(c) one-proposal limitation if such proposal is submitted to a company after the company has either submitted a Rule 14a-8 no-action request to exclude an earlier proposal submitted by the same proponent or notified the proponent that the earlier proposal was excludable under the rule.

[14] *See, e.g.*, Adoption of Amendments Relating to Proposals by Security Holders, Release No. 34-12999 (Nov. 22, 1976) [41 FR 52994].

[15] Because the relevant date for proving ownership under Rule 14a-8(b) is the date the proposal is submitted, a proponent who does not adequately prove ownership in connection with a proposal is not permitted to submit another proposal for the same meeting on a later date.

[16] Nothing in this staff position has any effect on the status of any shareholder proposal that is not withdrawn by the proponent or its authorized representative.

Division of Corporation Finance
Securities and Exchange Commission

Shareholder Proposals

Staff Legal Bulletin No. 14G (CF)

Action: Publication of CF Staff Legal Bulletin

Date: October 16, 2012

Summary: This staff legal bulletin provides information for companies and shareholders regarding Rule 14a-8 under the Securities Exchange Act of 1934.

Supplementary Information: The statements in this bulletin represent the views of the Division of Corporation Finance (the "Division"). This bulletin is not a rule, regulation or statement of the Securities and Exchange Commission (the "Commission"). Further, the Commission has neither approved nor disapproved its content.

Contacts: For further information, please contact the Division's Office of Chief Counsel by calling (202) 551-3500 or by submitting a web-based request form at https://tts.sec.gov/cgi-bin/corp_fin_interpretive.

A. The purpose of this bulletin

This bulletin is part of a continuing effort by the Division to provide guidance on important issues arising under Exchange Act Rule 14a-8. Specifically, this bulletin contains information regarding:

- the parties that can provide proof of ownership under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8;
- the manner in which companies should notify proponents of a failure to provide proof of ownership for the one-year period required under Rule 14a-8(b)(1); and
- the use of website references in proposals and supporting statements.

You can find additional guidance regarding Rule 14a-8 in the following bulletins that are available on the Commission's website: SLB No. 14, SLB No. 14A, SLB No. 14B, SLB No. 14C, SLB No. 14D, SLB No. 14E and SLB No. 14F.

B. Parties that can provide proof of ownership under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

1. Sufficiency of proof of ownership letters provided by affiliates of DTC participants for purposes of Rule 14a-8(b)(2)(i)

To be eligible to submit a proposal under Rule 14a-8, a shareholder must, among other things, provide documentation evidencing that the shareholder has continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the shareholder meeting for at least one year as of the date the shareholder submits the proposal. If the shareholder is a beneficial owner of the securities, which means that the securities are held in book-entry form through a securities intermediary, Rule 14a-8(b)(2)(i) provides that this documentation can be in the form of a "written statement from the 'record' holder of your securities (usually a broker or bank)...."

In SLB No. 14F, the Division described its view that only securities intermediaries that are participants in the Depository Trust Company ("DTC") should be viewed as "record" holders of securities that are deposited at DTC for purposes of Rule 14a-8(b)(2)(i). Therefore, a beneficial owner must obtain a proof of ownership letter from the DTC participant through which its securities are held at DTC in order to satisfy the proof of ownership requirements in Rule 14a-8.

During the most recent proxy season, some companies questioned the sufficiency of proof of ownership letters from entities that were not themselves DTC participants, but were affiliates of DTC participants.[1] By virtue of the affiliate relationship, we believe that a securities intermediary holding shares through its affiliated DTC participant should be in a position to verify its customers' ownership of securities. Accordingly, we are of the view that, for purposes of Rule 14a-8(b)(2)(i), a proof of ownership letter from an affiliate of a DTC participant satisfies the requirement to provide a proof of ownership letter from a DTC participant.

2. Adequacy of proof of ownership letters from securities intermediaries that are not brokers or banks

We understand that there are circumstances in which securities intermediaries that are not brokers or banks maintain securities accounts in the ordinary course of their business. A shareholder who holds securities through a securities intermediary that is not a broker or bank can satisfy Rule 14a-8's documentation requirement by submitting a proof of ownership letter from that securities intermediary.[2] If the securities intermediary is not a DTC participant or an affiliate of a DTC participant, then the shareholder will also need to obtain a proof of ownership letter from the DTC participant or an affiliate of a DTC participant that can verify the holdings of the securities intermediary.

C. Manner in which companies should notify proponents of a failure to provide proof of ownership for the one-year period required under Rule 14a-8(b)(1)

As discussed in Section C of SLB No. 14F, a common error in proof of ownership letters is that they do not verify a proponent's beneficial ownership for the entire one-year period preceding and including the date the proposal was submitted, as required by Rule 14a-8(b)(1). In some cases, the letter speaks as of a date *before* the date the proposal was submitted, thereby leaving a gap between the date of verification and the date the proposal was submitted. In other cases, the letter speaks as of a date *after* the date the proposal was submitted but covers a period of only one year, thus failing to verify the proponent's beneficial ownership over the required full one-year period preceding the date of the proposal's submission.

Under Rule 14a-8(f), if a proponent fails to follow one of the eligibility or procedural requirements of the rule, a company may exclude the proposal only if it notifies the proponent of the defect and the proponent fails to correct it. In SLB No. 14 and SLB No. 14B, we explained that companies should provide adequate detail about what a proponent must do to remedy all eligibility or procedural defects.

We are concerned that companies' notices of defect are not adequately describing the defects or explaining what a proponent must do to remedy defects in proof of ownership letters. For example, some companies' notices of defect make no mention of the gap in the period of ownership covered by the proponent's proof of ownership letter or other specific deficiencies that the company has identified. We do not believe that such notices of defect serve the purpose of Rule 14a-8(f).

Accordingly, going forward, we will not concur in the exclusion of a proposal under Rules 14a-8(b) and 14a-8(f) on the basis that a proponent's proof of ownership does not cover the one-year period preceding and including the date the proposal is submitted unless the company provides a notice of defect that identifies the specific date on which the proposal was submitted and explains that the proponent must obtain a new proof of ownership letter verifying continuous ownership of the requisite amount of securities for the one-year period preceding and including such date to cure the defect. We view the proposal's date of submission as the date the proposal is postmarked or transmitted electronically. Identifying in the notice of defect the specific date on which the proposal was submitted will help a proponent better understand how to remedy the defects described above and will be particularly helpful in those instances in which it may be difficult for a proponent to determine the date of submission, such as when the proposal is not postmarked on the same day it is placed in the mail. In addition, companies should include copies of the postmark or evidence of electronic transmission with their no-action requests.

D. Use of website addresses in proposals and supporting statements

Recently, a number of proponents have included in their proposals or in their supporting statements the addresses to websites that provide more information about their proposals. In some cases, companies have sought to exclude either the website address or the entire proposal due to the reference to the website address.

In SLB No. 14, we explained that a reference to a website address in a proposal does not raise the concerns addressed by the 500-word limitation in Rule 14a-8(d). We continue to be of this view and, accordingly, we will continue to count a website address as one word for purposes of Rule 14a-8(d). To the extent that the company seeks the exclusion of a website reference in a proposal, but not the proposal itself, we will continue to follow the guidance stated in SLB No. 14, which provides that references to website addresses in proposals or supporting statements could be subject to exclusion under Rule 14a-8(i)(3) if the information contained on the website is materially false or misleading, irrelevant to the subject matter of the proposal or otherwise in contravention of the proxy rules, including Rule 14a-9.[3]

In light of the growing interest in including references to website addresses in proposals and supporting statements, we are providing additional guidance on the appropriate use of website addresses in proposals and supporting statements.[4]

1. References to website addresses in a proposal or supporting statement and Rule 14a-8(i)(3)

References to websites in a proposal or supporting statement may raise concerns under Rule 14a-8(i)(3). In SLB No. 14B, we stated that the exclusion of a proposal under Rule 14a-8(i)(3) as vague and indefinite may be appropriate if neither the shareholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires. In evaluating whether a proposal may be excluded on this basis, we consider only the information contained in the proposal and supporting statement and determine whether, based on that information, shareholders and the company can determine what actions the proposal seeks.

If a proposal or supporting statement refers to a website that provides information necessary for shareholders and the company to understand with reasonable certainty exactly what actions or measures the proposal requires, and such information is not also contained in the proposal or in the supporting statement, then we believe the proposal would raise concerns under Rule 14a-9 and would be subject to exclusion under Rule 14a-8(i)(3) as vague and indefinite. By contrast, if shareholders and the company can understand with reasonable certainty exactly what actions or measures the proposal requires without reviewing the information provided on the website, then we believe that the proposal would not be subject to exclusion under Rule 14a-8(i)(3) on the basis of the reference to the website address. In this case, the information on the website only supplements the information contained in the proposal and in the supporting statement.

2. Providing the company with the materials that will be published on the referenced website

We recognize that if a proposal references a website that is not operational at the time the proposal is submitted, it will be impossible for a company or the staff to evaluate whether the website reference may be excluded. In our view, a reference to a non-operational website in a proposal or supporting statement could be excluded under Rule 14a-8(i)(3) as irrelevant to the subject matter of a proposal. We understand, however, that a proponent may wish to include a reference to a website containing information related to the proposal but wait to activate the website until it becomes clear that the proposal will be included in the company's proxy materials. Therefore, we will not concur that a reference to a website may be excluded as irrelevant under Rule 14a-8(i)(3) on the basis that it is not yet operational if the proponent, at the time the proposal is submitted, provides the company with the materials that are intended for publication on the website and a representation that the website will become operational at, or prior to, the time the company files its definitive proxy materials.

3. Potential issues that may arise if the content of a referenced website changes after the proposal is submitted

To the extent the information on a website changes after submission of a proposal and the company believes the revised information renders the website reference excludable under Rule 14a-8, a company seeking our concurrence that the website reference may be excluded must submit a letter presenting its reasons for doing so. While Rule 14a-8(j) requires a company to submit its reasons for exclusion with the Commission no later than 80 calendar days before it files its definitive proxy materials, we may concur that the changes to the referenced website constitute "good cause" for the company to file its reasons for excluding the website reference after the 80-day deadline and grant the company's request that the 80-day requirement be waived.

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[1] An entity is an "affiliate" of a DTC participant if such entity directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with, the DTC participant.

[2] Rule 14a-8(b)(2)(i) itself acknowledges that the record holder is "usually," but not always, a broker or bank.

[3] Rule 14a-9 prohibits statements in proxy materials which, at the time and in the light of the circumstances under which they are made, are false or misleading with respect to any material fact, or which omit to state any material fact necessary in order to make the statements not false or misleading.

[4] A website that provides more information about a shareholder proposal may constitute a proxy solicitation under the proxy rules. Accordingly, we remind shareholders who elect to include website addresses in their proposals to comply with all applicable rules regarding proxy solicitations.

Exhibit C

From:	***FISMA & OMB MEMORANDUN M-07-16***
To:	Smyser, Collin
Cc:	Cohen, Ann; Marshall, Cheryl
Subject:	Rule 14a-8 Proposal (WBA) blb
Date:	Tuesday, August 30, 2016 11:31:54 PM
Attachments:	CCE30082016_4.pdf

Mr. Smyser,
Please see the attached broker letter.
Sincerely,
John Chevedden

TD Ameritrade

WBA

Post-it® Fax Note 7671	Date 8-30-16 # of pages▶
To Lydia Mathis	From John Chevedden
Co./Dept.	Co.
Phone #	Phone ***FISMA & OMB MEMORANDUN M-07-16***
Fax # 847-914-3777	Fax #

August 25, 2016

Kenneth Steiner

FISMA & OMB MEMORANDUN M-07-16

Re: Your TD Ameritrade account ending ***FISMA & OMB MEMORANDUM M-07-16*** TD Ameritrade Clearing Inc. DTC #0188

Dear Kenneth Steiner,

Thank you for allowing me to assist you today. As you requested, this letter confirms that as of the date of this letter, you have continuously held no less than 500 shares of each of the following stocks in the above reference account since July 1, 2015.

1. Walgreens Boots Alliance, Inc. (WBA)
2. Becton, Dickinson & Company (BDX)
3. Nuance Communications, Inc. (NUAN)

If we can be of any further assistance, please let us know. Just log in to your account and go to the Message Center to write us. You can also call Client Services at 800-669-3900. We're available 24 hours a day, seven days a week.

Sincerely,

Chris Blue
Resource Specialist
TD Ameritrade

This information is furnished as part of a general information service and TD Ameritrade shall not be liable for any damages arising out of any inaccuracy in the information. Because this information may differ from your TD Ameritrade monthly statement, you should rely only on the TD Ameritrade monthly statement as the official record of your TD Ameritrade account.

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